PRESS RELEASE
Press Release No. 08-05

METALLICA ANNOUNCES RECORD QUARTERLY REVENUE AND PRELIMINARY FIRST QUARTER 2008 RESULTS

April 9, 2008, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that, as a result of the sale of 15,922 ounces of gold and 203,973 ounces of silver in the first quarter of 2008, record preliminary revenues of $18.4 million were realized for the quarter.  Gold and silver production at its Cerro San Pedro mine in Mexico increased 34% and 18% respectively in the first quarter, relative to the fourth quarter of 2007, at a cash cost per ounce of gold of approximately $408, net of silver.  Roughly 22,000 recoverable ounces of gold and 370,000 recoverable ounces of silver were placed on the leach pad in the first quarter.

"Cerro San Pedro just completed its startup year and our on-going improvements have resulted in strong performance from the operation; we fully expect this trend to continue.  This continuous improvement should translate into strong financial results during 2008,” said Richard J. Hall, President and CEO.  “Furthermore, we are actively reviewing mine plans and schedules for opportunities to increase production to 100,000 gold ounces per year,” concluded Mr. Hall.

Preliminary key performance indicators for the first quarter of 2008 compared to the 2008 budget:

	First Quarter 2008			2008 Budget
	Actual	Budget	Budget Variance
Ore Tonnes to Pad (000’s)	2,277	1,984	293	7,950
Gold Grade (gm/tonne)	0.61	0.61	0	0.59
Silver Grade (gm/tonne)	21.11	19.22	1.89	26.68
Poured Gold Ounces	18,290	19,107	<817>	80,000
Poured Silver Ounces	228,623	310,455	<81,832>	1,350,000
Cash Cost per Ore Tonne	$4.86	$5.50	<$0.64>	$5.40
Cash Cost per Ounce of Gold	$408 (1)	$330 (2)	<$78>	$263 (2)

1)

Net of silver at $17.62

2)

Net of silver at $14.80

  Ore production to the pad during the quarter was approximately 2.27 million tonnes, exceeding budget by nearly 300,000 tonnes.

  The Company produced 18,290 ounces of gold and 228,623 ounces of silver in the first quarter.  Production targets for the quarter were 19,107 ounces of gold and 310,455 ounces of silver.

  The leach pad at Cerro San Pedro held approximately 8.9 million tonnes of ore at March 31, 2008 containing an estimated 153,000 ounces of gold and 6.6 million ounces of silver.  Approximately 66,000 ounces of gold and 1.2 million ounces of silver are estimated to be recoverable.  Limestone ore continues to be the dominate ore type on the leach pad and, in comparison to porphyry ore, it has lower recovery.   Porphyry ore delivered to the leach pad will continue to increase as the mine is developed.  Gold recoveries to date appear to be consistent with projections for the type of ore under leach and leach duration.  Silver recoveries are behind projections but they’re improving month over month.  The six-month recovery curve for silver, originally obtained from crushed ore test work, may need to be extended.

  Preliminary cash costs per tonne of ore for the quarter were $4.86, compared to a budget of $5.50.

  The Cerro San Pedro processing plant is operating at 100% capacity.  The plant is currently producing approximately 200 ounces of gold per day.  Roughly 150,000 tonnes of ore are being placed under leach each week.

  Ing. Juan Guerrero was promoted to General Manager at the Cerro San Pedro mine.  Mr. Guerrero was formerly the Assistant General Manager and has over 20 years experience in the mining industry.

Metallica Resources is a Canadian gold and silver producer. It currently has 93.2 million shares outstanding and no debt.  For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

For further information please contact:

Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION.  IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT.  READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.